The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 6, 2022.

Preliminary Pricing Supplement No. G329 Product Supplement No. I-H dated June 2, 2021, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-238458-02 May 6, 2022
Structured Investments	Credit Suisse $ Notes due November 9, 2023 Linked to the Performance of an Equally Weighted Basket Consisting of Eight Commodities and Commodity Futures Contracts
•	The securities, which we refer to as the “notes,” are designed for investors who seek a return at maturity linked to the performance of an equally weighted basket of the commodities and commodity futures contracts specified below. Investors should be willing to forgo interest. Any payment on the notes is subject to our ability to pay our obligations as they become due.
•	At maturity investors will receive a return based on the performance of the Basket, subject to a minimum payment at maturity of $950 for each $1,000 principal amount of notes. If the Final Basket Level is less than the Initial Basket Level, investors will lose 1% of their principal for each 1% decline in the level of the Basket from the Initial Basket Level to the Final Basket Level, up to a maximum loss of 5% of the principal amount of notes.
•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing November 9, 2023.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The offering price for the notes is expected to be determined on or about May 6, 2022 (the “Pricing Date” or “Trade Date”), and the notes are expected to settle on or about May 11, 2022 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
•	The notes will not be listed on any securities exchange.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Basket:

The notes are linked to the performance of an equally weighted basket consisting of the commodities and commodity futures contracts set forth in the table below (each a “Basket Component,” and together, the “Basket Components”). Each Basket Component is identified in the table below, together with its Bloomberg ticker symbol, Initial Component Level and Basket Component Weighting:

Basket Component	Ticker*	Initial Component Level	Basket Component Weighting
West Texas Intermediate Light Sweet Crude Oil Futures (“WTI crude oil”)	CL1 <CMDTY>	$107.81	12.50%
Brent Crude Oil Futures	CO1 <CMDTY>	$110.14	12.50%
Natural Gas Futures	NG1 <CMDTY>	$8.415	12.50%
Corn Futures	C 1 <CMDTY>	$794.25	12.50%
Soybeans Futures	S 1 <CMDTY>	$1640.50	12.50%
Wheat Futures	W 1 <CMDTY>	$1076.50	12.50%
Grade A Copper (Spot Price)	LOCADY <CMDTY>	$9474.00	12.50%
Special High-grade Zinc (Spot Price)	LOZSDY <CMDTY>	$3955.00	12.50%
* Bloomberg ticker symbols are provided for reference only. The Initial Component Level and Final Component Level for each Basket Component will be determined as described under “Component Level” herein and may be based on the second nearby month futures contract.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting discounts and commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any discounts and commissions.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo discounts and commissions for sales to fiduciary accounts. The total discounts and commissions represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount of the notes. For more information, see “Supplemental Plan of Distribution” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $940 and $980 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

May , 2022

Key Terms (continued from previous page)

Payment at Maturity:	You will receive a cash payment at maturity per $1,000 principal amount of notes equal to the greater of (i) $950 and (ii) an amount reflecting the performance of the Basket calculated as follows:
$1,000 + [$1,000 × Basket Return]
If the Final Basket Level is less than the Initial Basket Level, you will lose 1% of your principal for each 1% decline in the level of the Basket from the Initial Basket Level to the Final Basket Level, up to a maximum loss of 5% of the principal amount of notes.
Any payment on the notes is subject to our ability to pay our obligations as they become due.
Basket Return:
Final Basket Level – Initial Basket Level
Initial Basket Level
Initial Basket Level:	Set equal to 100 on the Strike Date
Final Basket Level:	100 x [1 + the sum of the products of (i) the Component Return for each Basket Component and (ii) the Basket Component Weighting for such Basket Component]
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Final Component Level – Initial Component Level
Initial Component Level
Initial Component Level:	For each Basket Component, the Component Level of such Basket Component on the Strike Date. In the event that the Component Level for any Basket Component is not available on the Strike Date, the Initial Component Level for such Basket Component will be determined on the immediately following trading day on which a Component Level for such Basket Component is available as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates”.
Final Component Level:	For each Basket Component, its Component Level on the Valuation Date.
Component Level:

The Component Level of a Basket Component on any trading day is:

WTI crude oil: the official settlement price per barrel of West Texas Intermediate light sweet crude oil on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date.

Brent crude oil: the official settlement price per barrel of Brent blend crude oil on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date.

Natural gas: the official settlement price per one million British thermal units of natural gas on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date.

Corn: the official settlement price per bushel of deliverable-grade corn on the relevant exchange of the first nearby month futures contract (or, in the case of any trading day on or after (i) the first date on which delivery assignment may be notified in respect of the first nearby month futures contract or (ii) the date on which the first nearby month futures contract will cease trading, the second nearby month futures contract), stated in U.S. cents, as made public by the relevant exchange on such date.

Soybeans: the official settlement price per bushel of deliverable-grade soybeans on the relevant exchange of the first nearby month futures contract (or, in the case of any trading day on or after (i) the first date on which delivery assignment may be notified in respect of the first nearby month futures contract or (ii) the date on which the first nearby month futures contract will cease trading, the second nearby month futures contract), stated in U.S. cents, as made public by the relevant exchange on such date.

Key Terms (continued from previous page)

Wheat: the official settlement price per bushel of deliverable-grade wheat on the relevant exchange of the first nearby month futures contract (or, in the case of any trading day on or after (i) the first date on which delivery assignment may be notified in respect of the first nearby month futures contract or (ii) the date on which the first nearby month futures contract will cease trading, the second nearby month futures contract), stated in U.S. cents, as made public by the relevant exchange on such date.

Copper: the official cash offer price per tonne of copper grade A on the relevant exchange for the spot market, stated in U.S. dollars, as determined by the relevant exchange on such date.

Zinc: the official cash offer price per tonne of special high grade zinc on the relevant exchange for the spot market, stated in U.S. dollars, as determined by the relevant exchange on such date.

Relevant Exchange:

WTI crude oil: the NYMEX Division, or its successor, of the NYMEX

Brent crude oil: the ICE Futures Europe

Natural gas: the NYMEX Division, or its successor, of the NYMEX

Corn: the Chicago Board of Trade

Soybeans: the Chicago Board of Trade

Wheat: the Chicago Board of Trade

Copper: the London Metal Exchange

Zinc: the London Metal Exchange

Strike Date:	May 4, 2022
Valuation Date:	November 6, 2023, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates”.
Maturity Date:	November 9, 2023, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates”. If the Maturity Date is not a business day, the payment at maturity will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Commodity Hedging Disruption Event:	We will have the right, but not the obligation, to accelerate payment on the notes if a commodity hedging disruption event occurs, as set forth in the accompanying product supplement under “Description of the Securities—Commodity hedging disruption events”. Notwithstanding the accompanying product supplement, the amount due and payable upon such acceleration will be equal to the amount to be received on the Maturity Date, calculated as though the date on which notice of such commodity hedging disruption event occurred were the Valuation Date, as determined by the calculation agent in good faith in a commercially reasonable manner on the date such notice of acceleration is delivered.
Event of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Valuation Date.
CUSIP:	22553PW54

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated June 2, 2021, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. I-H dated June 2, 2021:

https://www.sec.gov/Archives/edgar/data/1053092/000095010321008341/dp152208_424b2-psih.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in any accompanying product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume that the notes are purchased by the investor at $1,000 per $1,000 principal amount of notes.

The hypothetical returns set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Basket Level. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Return	Return on the Notes	Payment at Maturity
100%	100%	$2,000
90%	90%	$1,900
80%	80%	$1,800
70%	70%	$1,700
60%	60%	$1,600
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	20%	$1,200
10%	10%	$1,100
0%	0%	$1,000
-3%	-3%	$970
-5%	-5%	$950
-10%	-5%	$950
-20%	-5%	$950
-30%	-5%	$950
-40%	-5%	$950
-50%	-5%	$950
-60%	-5%	$950
-70%	-5%	$950
-80%	-5%	$950
-90%	-5%	$950
-100%	-5%	$950

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases by 15% from the Initial Basket Level to the Final Basket Level.

	Column A	Column B

Basket Component	Hypothetical Component Return	Basket Component Weighting	Column A × Column B
WTI Crude Oil	20%	12.50%	2.500%
Brent Crude Oil Futures	20%	12.50%	2.500%
Natural Gas Futures	10%	12.50%	1.250%
Corn Futures	5%	12.50%	0.625%
Soybeans Futures	5%	12.50%	0.625%
Wheat Futures	30%	12.50%	3.750%
Grade A Copper (Spot Price)	15%	12.50%	1.875%
Special High-grade Zinc (Spot Price)	15%	12.50%	1.875%
	Final Basket Level = 100 x (1 + the sum of Column A x Column B for each Basket Component) =:		115
	Basket Return:		15%

In this example, the hypothetical Component Return for each Basket Component is positive, which results in the Final Basket Level being greater than the Initial Basket Level of 100. The investor receives a payment at maturity of $1,150 per $1,000 principal amount of notes calculated as follows:

Payment at maturity = the greater of (i) $950 and (ii) $1,000 + [$1,000 x Basket Return]

= the greater of (i) $950 and (ii) $1,000 + [$1,000 × 15%]

= $1,150

Example 2: The level of the Basket decreases by 4% from the Initial Basket Level to the Final Basket Level.

	Column A	Column B

Basket Component	Hypothetical Component Return	Basket Component Weighting	Column A × Column B
WTI Crude Oil	-35%	12.50%	-4.375%
Brent Crude Oil Futures	-35%	12.50%	-4.375%
Natural Gas Futures	-12%	12.50%	-1.500%
Corn Futures	10%	12.50%	1.250%
Soybeans Futures	10%	12.50%	1.250%
Wheat Futures	20%	12.50%	2.500%
Grade A Copper (Spot Price)	5%	12.50%	0.625%
Special High-grade Zinc (Spot Price)	5%	12.50%	0.625%
	Final Basket Level = 100 x (1 + the sum of Column A x Column B for each Basket Component) =:		96
	Basket Return:		-4%

In this example, although five of the Basket Components have appreciated over the term of the notes, the depreciation of the other three Basket Components is great enough to offset such appreciation so that the Basket has depreciated in value. The Final Basket Level is less than the Initial Basket Level, and the investor will receive a payment at maturity of $960 per $1,000 principal amount of notes calculated as follows:

Payment at maturity = the greater of (i) $950 and (ii) $1,000 + [$1,000 x Basket Return]

= the greater of (i) $950 and (ii) $1,000 + [$1,000 × -4%]

= $960

Example 3: The level of the Basket decreases by 20% from the Initial Basket Level to the Final Basket Level.

	Column A	Column B

Basket Component	Hypothetical Component Return	Basket Component Weighting	Column A × Column B
WTI Crude Oil	-60%	12.50%	-7.500%
Brent Crude Oil Futures	-60%	12.50%	-7.500%
Natural Gas Futures	-50%	12.50%	-6.250%
Corn Futures	10%	12.50%	1.250%
Soybeans Futures	10%	12.50%	1.250%
Wheat Futures	-20%	12.50%	-2.500%
Grade A Copper (Spot Price)	10%	12.50%	1.250%
Special High-grade Zinc (Spot Price)	0%	12.50%	0.000%
	Final Basket Level = 100 x (1 + the sum of Column A x Column B for each Basket Component) =:		80
	Basket Return:		-20%

In this example, although four of the Basket Components have appreciated or remained unchanged over the term of the notes, the depreciation of the other four Basket Components is great enough to offset such appreciation so that the Basket has depreciated in value. The Final Basket Level is less than the Initial Basket Level, and the investor will receive the minimum payment at maturity of $950 per $1,000 principal amount of notes calculated as follows:

Payment at maturity = the greater of (i) $950 and (ii) $1,000 + [$1,000 x Basket Return]

= the greater of (i) $950 and (ii) $1,000 + [$1,000 × -20%]

= $950

Selected Risk Considerations

An investment in the notes involves significant risks. This section describes material risks relating to an investment in the notes. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – If the Final Basket Level is less than the Initial Basket Level, you will lose 1% of your principal for each 1% decline in the level of the Basket from the Initial Basket Level to the Final Basket Level, up to a maximum loss of 5% of the principal amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities. Because the payment at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if the payment at maturity is greater than the amount originally invested in the notes, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE PROBABILITY THAT THE FINAL BASKET LEVEL WILL BE LESS THAN OR EQUAL TO THE INITIAL BASKET LEVEL WILL DEPEND ON THE VOLATILITY OF THE BASKET COMPONENTS— “Volatility” refers to the frequency and magnitude of changes in the level of the Basket Components. The greater the expected volatility with respect to the Basket Components on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Basket Level could be less than or equal to the Initial Basket Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Basket Components as of the Pricing Date. The volatility of the Basket Components can change significantly over the term of the notes. The level of the Basket Components could fall sharply, which could result in a partial loss of principal. You should be willing to accept the downside market risk of the Basket and the potential to lose some of your principal at maturity.

Risks Relating to the Basket Components

•	CHANGES IN THE LEVELS OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Movements in the levels of the Basket Components may not correlate with each other. At a time when the level of one or more of the Basket Components increases, the level of one or more of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

•	THE BASKET COMPONENTS MAY BE HIGHLY CORRELATED IN DECLINE — The performances of the Basket Components may become highly correlated during periods of declining prices. This may occur because of events that have broad effects on markets generally or on the Basket Components specifically. If the Basket Components become correlated in decline, the depreciation of one Basket Components will not be offset by the performance of the other Basket Components and, in fact, each Basket Component may contribute to an overall decline from the Initial Basket Level to the Final Basket Level.

•	LEVELS OF THE BASKET COMPONENTS MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNANTICIPATED WAYS — Fluctuations in the levels of the Basket Components may have a material adverse effect on the value of the notes and your return on an investment in the notes. The levels of the Basket Components are affected by numerous factors, including: (i) changes in supply and demand relationships; (ii) governmental programs and policies; (iii) national and international political and economic events; (iv) expectations of and changes in interest, inflation and exchange rates; (iv) speculation and trading activities in commodities and related contracts; (v) general weather conditions; and (vi) trade, fiscal, monetary and exchange control policies. The demand for many commodities is also highly cyclical. These factors, some of which are specific to the market for each such commodity, may cause the value of the Basket Components to move in inconsistent directions at inconsistent rates, affecting the value of the notes. Specific factors related to each Basket Component that may affect its Component Level are:

•	Brent crude oil & WTI light sweet crude oil. Brent crude oil futures and WTI light sweet crude oil futures are referred to for purposes of this paragraph as “crude oil futures.” The price of crude oil futures is primarily affected by the demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally highly volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).

•	Natural gas. The price of natural gas futures is primarily affected by the global demand for, and supply of, natural gas. Natural gas is used primarily for residential and commercial heating and in the production of electricity. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry. However, because natural gas can be used as a substitute for coal and oil in certain circumstances, the price of coal and oil influence the price of natural gas. The level of global industrial activity influences the demand for natural gas. The demand for natural gas has traditionally been cyclical, with higher demand during the winter months and lower demand during relatively warmer summer months. Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the former Soviet Union, the Middle East, Europe and Africa. In general, the supply of natural gas is based on competitive market forces. Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. The ability of production companies to supply natural gas, however, is dependent on a number of factors. Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). In addition, production companies face more general barriers to their ability to increase the supply of natural gas, including access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

•	Corn. The price of corn futures is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn. Furthermore, any changes in the policies or regulations of the Chicago Board of Trade (the “CBOT”) or other regulators could also affect the price of corn.

•	Soybeans. The price of soybeans futures is primarily affected by the global demand for, and supply of, soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. The demand for soybeans is in part linked to the development of industrial and energy uses for soybeans. This includes the use of soybeans in the production of biodiesels. The supply of soybeans is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of soybeans. The United States is the world’s largest supplier of soybeans, followed by Brazil. The supply of soybeans is particularly sensitive to weather patterns in the United States and Brazil. In addition, technological advances could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans. Furthermore, any changes in the policies or regulations of the CBOT or other regulators could also affect the price of soybeans futures.

•	Wheat. The price of wheat futures is primarily affected by the global demand for and supply of wheat, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Wheat prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grain, which are driven by global grain production, population growth and economic activity. Demand for wheat is in part linked to the development of agricultural, industrial and energy uses for wheat including the use of wheat for the production of animal feed and bioethanol, which may have a major impact on worldwide demand for wheat. In addition, prices for wheat are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, and energy and, more generally, regarding fiscal and monetary issues. Wheat prices may also be influenced by or dependent on retail prices, social trends, lifestyle changes and market power. Substitution of other commodities for wheat could also impact the price of wheat. The supply of wheat is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of wheat. In addition, technological advances and scientific developments could lead to increases in worldwide production of wheat and corresponding decreases in the price of wheat. Extrinsic factors affecting wheat prices include natural disasters, pestilence, wars and political and civil upheavals.

•	Grade A Copper. The spot price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price prices, which will influence investment decisions in new smelters.

•	Special high-grade zinc. The spot price of zinc is primarily affected by the global demand for and supply of special high-grade zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of worldwide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

•	Additionally, recently, prior to and since Russia’s further invasion of Ukraine, the prices of oil, natural gas and wheat, including the prices of related futures contracts, have been volatile and increased significantly. This conflict has led to disruptions in the supply of oil, natural gas and wheat and caused fluctuations in the price of these commodities, and changing geopolitical conditions and political events in Europe, the Middle East and elsewhere are likely to cause continued volatility in the price of these commodities. In addition, on March 8, 2022, the U.S. Government issued an executive order banning the import of Russian oil, liquefied natural gas and other energy products to the United States. The U.S. Congress has also passed legislation to ban imports of Russian oil, liquefied natural gas and other energy products. These actions, and similar governmental, regulatory or legislative actions in the United States or in other jurisdictions, including, without limitation, sanctions-related actions by the U.S. or foreign governments, could cause prices of oil futures contracts, natural gas futures contracts and wheat futures contracts to become even more volatile and unpredictable. Any of these developments could adversely affect the price of WTI crude oil futures, Brent crude oil futures, natural gas futures and wheat futures, and, therefore, the value of the notes and the payment at maturity.

It is not possible to predict the aggregate effect of all or any combination of these factors.

•	SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT HE PRICE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the prices of some of the Basket Components and, therefore, the value of the notes.

•	THE NOTES PROVIDE EXPOSURE TO FUTURES CONTRACTS ON WTI CRUDE OIL, BRENT CRUDE OIL, NATURAL GAS, CORN, SOYBEANS AND WHEAT AND NOT DIRECT EXPOSURE TO SPOT PRICES OF SUCH COMMODITIES — The price of a futures contract reflects the expected value of a commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). The market for futures contracts may experience periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price. If the contract for any Basket Component is in contango on the Strike Date or in backwardation on the Valuation Date, the payment at maturity may be less than if the Initial Component Level or the Final Component Level for such Basket Component, respectively, were determined with reference to the spot price. Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

•	In addition, the difference between a futures contract price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears). As a result, the component level of each of the futures contracts on WTI crude oil, Brent crude oil, natural gas, corn, soybeans and wheat on the Valuation Date will be influenced in part by how much time remains to expiration of the futures on the Valuation Date. Had the Valuation Date occurred with a different length of time remaining to expiration of the futures, your return on the notes might have been more favorable.

•	Futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets and may be affected by economic conditions in Europe and Asia — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, they will be affected by conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for Brent crude oil and for futures contracts on Brent crude oil, which could adversely affect the Component Level of Brent crude oil futures and, therefore, the notes.

•	There are risks relating to the Component Level of Brent crude oil futures being determined by ICE Futures Europe — The Component Level of Brent crude oil futures will be determined by reference to the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil (or, in some circumstances, the second nearby month futures contract for Brent crude oil), stated in U.S. dollars, as made public by ICE Futures Europe and displayed on the applicable Bloomberg page. Investments in notes linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in foreign countries, including risks of volatility in those markets and governmental intervention in those markets.

•	A decision by ICE Futures Europe to increase margin requirements for Brent crude oil futures contracts may affect the Component Level of such basket Component — If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Component Level to decline significantly.

•	On the valuation date, the Component Level of each of special high-grade zinc and Grade A copper will be determined by reference to its official cash settlement price as determined by the London Metal Exchange (“LME”), and there are certain risks relating to the Component Level being determined by the LME — The Component Level of each of special high-grade zinc and Grade A copper will be determined by reference to its official cash settlement price as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of zinc or copper, and consequently, your payment at maturity, if any, could be adversely affected. In addition, investments in notes linked to the value of commodities that are traded on non-U.S. exchanges, such as LME, involve risks associated with the markets in foreign countries, including risks of volatility in those markets and governmental intervention in those markets.

•	HOLDERS OF THE NOTES WILL NOT BENEFIT FROM REGULATORY PROTECTIONS OF THE COMMODITY FUTURES TRADING COMMISSION — The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell commodity futures or options contracts on commodity futures for the benefit of the holders of the notes. An investment in the notes does not constitute an investment in commodity futures or options contracts on commodity futures, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

•	LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF THE NOTES — Futures contracts and options on futures contracts, including the Basket Components, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, futures exchanges may have regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of futures contracts, which could adversely affect the return on and value of the notes.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes. For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, the CFTC has proposed rules to establish position limits that will apply to specified agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including many of the futures contracts that may be included in the Basket. The limits will apply to a person’s combined position in futures, options and swaps on the relevant commodities. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for the relevant commodity futures, which may, in turn, have an adverse effect on your cash settlement amount. Market participants may decide, or be required to, sell their positions in the relevant commodity futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the relevant commodity futures contracts and therefore, the level of the Basket and the return on and value of the notes.

•	PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE BASKET — Market prices of the commodities and the commodity futures contracts included in the Basket could be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the prices of these commodities and commodity futures contracts. The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities such as stocks and bonds. These variables may create additional risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or higher volatility around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants may be required to take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•	A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a commodity hedging disruption event (as defined under “Description of the Securities — Commodity hedging disruption events” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable to you upon such early acceleration will be equal to the amount to be received on the Maturity Date, calculated as though the date on which notice of such commodity hedging disruption event occurred were the Valuation Date, as determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration, and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. If a commodity hedging disruption event occurs and we decide to exercise our right to accelerate the payment on your notes, your investment may result in a loss and you may not be able to reinvest the proceeds in an instrument with a comparable risk and return profile.

•	OWNING THE NOTES IS NOT THE SAME AS DIRECTLY OWNING THE BASKET COMPONENTS OR CERTAIN OTHER COMMODITY-RELATED CONTRACTS — Your return on the notes will not reflect the return you would realize if you actually owned one or more of the Basket Components or exchange-traded or over-the-counter instruments based on one or more of the Basket Components. As a holder of the notes, you will not have any rights that holders of such assets or instruments have. The return on your investment is not the same as the total return based on a purchase of the Basket Components.

Risks Relating to the Issuer

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Risks Relating to Conflicts of Interest

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the notes, including in the Basket Components or instruments related to the Basket Components. We or our affiliates may also trade in the Basket Components or instruments related to the Basket Components from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the levels of any Basket Component, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income notes and options in general, such as:

•	the expected and actual volatility of the Basket and the Basket Components;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the Basket Components or markets generally and which may affect the levels of the Basket Components; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and the time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to the estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring securities such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your notes could be less favorable than what other dealers might bid because, assuming all else is equal, we use the higher internal funding rate to price the notes and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.
We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Basket Components, as well as the Basket as a whole, based on the daily prices of each Basket Component. The graph of the historical Basket performance assumes the Basket Level on May 4, 2022 was 100 and the Basket Component Weightings were as specified on the cover of this pricing supplement. The Basket Component graphs set forth the historical performance of each Basket Component from January 3, 2017 through May 4, 2022. We obtained the historical information below from Bloomberg, without independent verification.

The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the Component Levels of the Basket Components on the Valuation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

The daily price of WTI Light Sweet Crude Oil Futures on May 4, 2022 was $107.81.

The daily price of Brent Crude Oil Futures on May 4, 2022 was $110.14.

The daily price of Natural Gas Futures on May 4, 2022 was $8.415.

The daily price of Corn Futures on May 4, 2022 was $798.50.

The daily price of Soybean Futures on May 4, 2022 was $1669.75.

The daily price of Wheat Futures on May 4, 2022 was $1066.00.

The daily price of Grade A Copper on May 4, 2022 was $9474.00.

The daily price of Special High-Grade Zinc on May 4, 2022 was $3955.00.

The Basket graph sets forth the historical performance of the Basket from January 3, 2017 through May 4, 2022.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Securities Treated as Debt Instruments—Securities Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes that this treatment of the notes is respected.

If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Because the notes do not reference U.S. equities, in the opinion of our counsel the notes should not be subject to withholding tax under Section 871(m).

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount of notes and will forgo discounts and commissions for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse